Exhibit 99.1

Qihoo 360 Reports Fourth Quarter and Fiscal Year 2011 Unaudited Financial Results

• Record Quarterly Revenues of $62.3 million, up 214.5% Year-over-Year;

• Record Quarterly GAAP Net Income of $15.0 million, up 274.1% Year-over-Year

• Record Quarterly Non-GAAP Net Income of $24.3 million, up 365.9% Year-over-Year

BEIJING, February 22, 2012 —  Qihoo 360 Technology Co. Ltd. (“Qihoo 360” or the “Company”) (NYSE: QIHU), a leading Internet company in China as measured by active user base, today reported its unaudited financial results for the fourth quarter and fiscal year ended December 31, 2011.

Fourth Quarter 2011 Highlights(1)

•              Revenues were $62.3million, an increase of 214.5% from $19.8 million in the fourth quarter of 2010.

•              Net income attributable to Qihoo 360 was $15.0 million, an increase of 274.1% from $4.0 million in the fourth quarter of 2010.

•              Net income attributable to Qihoo 360 excluding share-based compensation (“non-GAAP”)(1) was $24.3 million, an increase of 365.9% from $5.2 million in the fourth quarter of 2010.

•              Diluted earnings per ADS(2) (EPADS) attributable to Qihoo 360 were $0.13.

•              Diluted EPADS attributable to Qihoo 360 excluding share-based compensation (non-GAAP)(1) were $0.20.

•              Total monthly active users of Qihoo 360’s products and services surpassed 400 million for the first time ever and user penetration of Qihoo 360’s products reached a record 93.8% in December 2011 (3).

•              User penetration of Qihoo 360’s browsers reached a record 59.5% in December 2011(3).

•              Average daily clicks on Qihoo 360’s Personalized Start-up Page and its sub-pages were approximately 235 million in the fourth quarter of 2011.

Fiscal Year 2011 Highlights(1)

•              Revenues were $167.9 million, an increase of 191.1% from $57.7 million in 2010.

•              Net income attributable to Qihoo 360 was $15.6 million, an increase of 83.4% from $8.5 million in 2010.

•              Net income attributable to Qihoo 360 excluding share-based compensation (“non-GAAP”)(1) was $63.6 million, an increase of 408.2% from $12.5 million in 2010.

•              Diluted EPADS (2) attributable to Qihoo 360 were $0.14.

•              Diluted EPADS attributable to Qihoo 360 excluding share-based compensation (non-GAAP)(1) were $0.55.

“We are very pleased to report robust growth and expanding margins in our first full year operating results since becoming a public company” commented Hongyi Zhou, Chairman and Chief Executive Officer of Qihoo 360.  “We have set a number of new records in financial and operating metrics, significantly exceeding our expectations. Our success was driven by our continued focus on product and technology innovation and customer satisfaction. Despite global economic uncertainty and capital markets volatility, growth in China’s Internet sector remains healthy and we continue to outgrow the market by a wide margin.”

“Our business fundamentals are strong as ever. We continue to experience robust growth in all major areas throughout 2011, particularly in the second half. As we maintain our dominant market position in China’s Internet security industry, we continued to expand our market share in other key product areas. Our browsers’ user penetration hit another record high of 59.5% at the end of 2011, compared to 41% at the end of 2010, further strengthening  our leading market position. Total monthly active users of Qihoo 360’s products and services surpassed 400 million for the first time ever in our company’s history, a significant leap from 290 million at the end of 2010. This is particularly encouraging as it demonstrates the level of trust that our users have in us and the strong brand recognition we carry in the market. We are well positioned for the many opportunities ahead of us as we effectively execute our open platform strategy to drive long-term sustainable growth.” Mr. Zhou concluded.

Xiangdong Qi, President of Qihoo 360, added, “With a relatively healthy market environment in China and our history of solid execution, we achieved stronger than expected revenue growth and profitability in the fourth quarter and the full year. Our online advertising business is clearly gaining market share. The 217% year-over-year growth in online advertising in 2011 was supported by robust user activity growth on our Personal Start-up Page and new customer contributions. Although web game operations is still relatively small at Qihoo 360, it is gaining momentum as we see accelerated user growth in the second half of 2011 that eventually drove an over 170% year-over-year revenue growth. As we continue to execute our business plan, we are confident that we can consistently deliver strong operating results in the near term. We also believe our proactive investments in product innovation and technology on both PC and mobile platforms will support long-term sustainable growth for our company.”

Fourth Quarter 2011 Operating Metrics,

•                  Monthly active users of Qihoo 360’s products reached 402 million in December 2011, compared to 290 million in December 2010(3).

•                  Qihoo 360’s product penetration rate among all Chinese Internet users reached 93.8% in December 2011, compared to 75.0% in December 2010(3).

•                  Monthly active users of Qihoo 360’s browsers were 255 million in December 2011, compared to 159 million in December 2010(3).

•                  User penetration rate of Qihoo 360’s browsers was 59.5% in December 2011, compared to 41.2% in December 2010(3).

•                  Average daily unique visitors to the 360 Personalized Start-up Page and its sub-pages were 65 million in the fourth quarter of 2011, compared to 28 million in the fourth quarter of 2010.

•                  Average daily clicks on the 360 Personalized Start-up Page and its sub-pages were 235 million in the fourth quarter of 2011, compared to 85 million in the fourth quarter of 2010.

(1)  Non-GAAP measures and related reconciliations to GAAP measures are described in the accompanying sections titled “About Non-GAAP Financial Measures” and “Reconciliations of Non-GAAP Financial Measures to Comparable GAAP Measures” at the end of the press release.

(2)  American Depositary Shares, which are traded on the NYSE. Every two ADSs represent three Class A ordinary shares of the Company.

(3)  User and market penetration data is based on data from iResearch as of December 2011.

Fourth Quarter 2011 Results

Revenues

Revenues were $62.3 million, representing an increase of 214.5% from $19.8 million in the fourth quarter of 2010 and an increase of 31.2% from $47.5 million the third quarter of 2011. The significant year-over-year and sequential increases in revenues were mainly due to continued robust growth in both online advertising and Internet value-added services.

Online advertising revenues were $44.8 million, up 217.2% from the same period last year and 27.8% from the prior quarter. The robust growth was primarily driven by further market penetration of the Company’s key products, such as the 360 browsers and the 360 Personalized Start-up Pages and increased user activity.

Internet value-added service revenues, which are mainly derived from web game operations, were $17.2 million, up 227.7% from the same period last year and 41.8% from the prior quarter.  The year-over-year and sequential growth was mainly driven by solid growth of the game user base.

Cost of Revenues

Cost of revenues was $7.1 million, compared with $2.2 million in the fourth quarter of 2010 and $5.3 million in the third quarter of 2011, representing increases of 215.2% and 32.4%, respectively.

Operating Expenses

Operating expenses were $40.4 million, compared with $13.3 million in the fourth quarter of 2010 and $31.4 million in the third quarter of 2011. Operating expenses excluding share-based compensation (non-GAAP) were $31.2 million, compared with $12.1 million in the fourth quarter of 2010 and $22.7 million in the prior quarter.

Operating Income

Operating income was $14.8 million, compared with $4.4 million in the fourth quarter of 2010 and $10.8 million in the prior quarter.

Operating income excluding share-based compensation (non-GAAP) was $24.1 million, compared with $5.6 million in the fourth quarter 2010 and $19.4 million in the prior quarter.

Operating margin was 23.8%, compared with 22.2% in the fourth quarter of 2010 and 22.7% in the prior quarter.

Operating margin excluding share-based compensation (non-GAAP) was 38.6%, compared with 28.2% in the fourth quarter of 2010 and 40.9% in the prior quarter. The significant year-over-year improvements in non-GAAP operating margin were primarily driven by leverage from robust revenue growth.

Net Income

Net income attributable to Qihoo 360 was $15.0 million, compared with $4.0million in the fourth quarter of 2010 and $10.9 million in the prior quarter.

Net income attributable to Qihoo 360 excluding share-based compensation (non-GAAP) was $24.3 million, compared with $5.2 million in the fourth quarter of 2010 and $19.5 million in the prior quarter, representing increases of 365.9% and 24.1%, respectively.

Net Margin

Net margin was 24.1%, compared with 20.3% in the same period last year, and 23.0% in the prior quarter.

Net margin excluding share-based compensation (non-GAAP) was 38.9%, compared with 26.3% in the same period last year and 41.2% in the prior quarter. The substantial year-over-year improvements in non-GAAP net margin were driven by leverage from robust revenue growth, as well as foreign currency exchange gains.

Diluted Earnings per ADS

Diluted EPADS for the fourth quarter of 2011 were $0.13, and diluted EPADS for the fourth quarter of 2011 excluding share-based compensation (non-GAAP) were $0.20. Weighted average ADS used in computing diluted EPADS were 120.1 million.

Cash Flows and Balance Sheet

Net cash flow generated from operations in the fourth quarter of 2011 was $40.2 million. Capital expenditures were $7.8 million during the quarter. As of December 31, 2011, the Company had cash and cash equivalents of $343.7 million.

Fiscal Year 2011 Results

Revenues

Revenues were $167.9 million, representing an increase of 191.1% from $57.7 million in 2010. The significant year-over-year increases in revenues were mainly due to accelerated growth in both online advertising and Internet value-added services.

Online advertising revenues were $123.0 million, representing an increase of 216.9% from $38.8 million in 2010. The robust growth was primarily driven by further market penetration of the Company’s key products, such as the 360 browsers and the 360 Personalized Start-up Pages, increased user activity, as well as the support of a healthy market environment.

Internet value-added service revenues, which are mainly derived from web game operations, were $43.6 million, representing an increase of 194.9% from $14.8 million in 2010.  The strong growth was mainly driven by expanding of the Company’s game platform and the accelerated growth of the game user base.

Cost of Revenues

Cost of revenues was $18.9 million, compared with $6.8 million in 2010, representing an increase of 180.2%.

Operating Expenses

Operating expenses were $130.9 million, compared with $42.2 million in 2010. Operating expenses excluding share-based compensation (non-GAAP) were $83.0 million, compared with $38.2 million in 2010.

Operating Income

Operating income was $18.1 million, compared with $9.0 million in 2010.

Operating income excluding share-based compensation (non-GAAP) was $66.1 million, representing an increase of 407.7% from $13.0 million in 2010.

Operating margin was 10.8%, compared with 15.6% in 2010.

Operating margin excluding share-based compensation (non-GAAP) was 39.4%, compared with 22.6% in 2010. The significant year-over-year improvements in non-GAAP operating margin were primarily driven by leverage from robust revenue growth.

Net Income

Net income attributable to Qihoo 360 was $15.6 million, compared with $8.5 million in 2010.

Net income attributable to Qihoo 360 excluding share-based compensation (non-GAAP) was $63.6 million, representing an increase of 408.2% from $12.5 million in 2010.

Net Margin

Net margin was 9.3%, compared with 14.8% in 2010.

Net margin excluding share-based compensation (non-GAAP) was at a record high of 37.9%, compared with 21.7% in 2010. The substantial year-over-year improvements in non-GAAP net margin were attributable to leverage from robust revenue growth, as well as foreign currency exchange gains.

Diluted Earnings per ADS

Diluted EPADS for the year 2011 were $0.14, and diluted EPADS for the year 2011 excluding share-based compensation (non-GAAP) were $0.55. Weighted average ADS used in computing diluted EPADS was 115.3 million.

Cash Flows and Balance Sheet

Net cash flow generated from operations in 2011 was $82.3 million, compared to $20.1 million in 2010. Capital expenditures were $17.8 million. As of December 31, 2011, the Company had cash and cash equivalents of $343.7 million.

Business Outlook

For the first quarter of 2012, the Company expects revenues to be between $63 million and $65 million, representing a year-over-year increase of 175% - 183% and a sequential increase of 1% - 5%. These estimates reflect the Company’s current and preliminary view, which is subject to possible material changes.

Other Events

To help investors better understand Qihoo 360’s operations, the Company will provide quarterly Cash Flow Statement in its earnings release from the fourth quarter 2011 onwards.

Conference Call

Qihoo 360’s management will host a conference call to discuss the results at 8:00 p.m. Eastern Standard Time on February 22, 2012 (9:00 a.m. Beijing time on February 23, 2012).

The dial-in details for the live conference call are:

US Toll Free Dial In:	+1 866-519-4004

US Toll / International Dial In:	+1 718-354-1231

UK Toll Free Dial In:	+44 (0)808-234-6646

Hong Kong Dial In:	+852-2475-0994

Passcode:	QIHU

A telephone replay of the call will be available after the conclusion of the conference call at 11:00 p.m. Eastern Standard Time on February 22, 2012 through 11:00 p.m. Eastern Standard Time on February 29, 2012. The dial-in details for the replay are:

US Toll Free Dial In:	+1 718-354-1232

International Dial In:	+1 866-214-5335

Passcode:	50482084

A live webcast of the conference call will be available on the investor relations section of Qihoo 360’s website at: http://corp.360.cn .

About Qihoo 360

Qihoo 360 Technology Co. Ltd. (NYSE: QIHU) is a leading internet company in China as measured by its active user base. The Company is also the number one provider of internet and mobile security solutions in China as measured by its active smartphone user base, according to iResearch. Qihoo 360 also provides users with secure access points to the internet via its market leading web browsers and application stores. The Company has built one of the largest open internet platforms in China. Qihoo 360 monetizes its massive user base primarily through online advertising and through internet value-added services on its open platforms.

Forward-looking Statements

This press release contains statements of a forward-looking nature. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward- looking statements by terminology such as “will,” “expects,” “believes,” “anticipates,” “intends,” “estimates” and similar statements. Among other things, the management’s quotations contain forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about Qihoo 360 and the industry. Potential risks and uncertainties include, but are not limited to: the Company’s ability to continue to innovate and provide attractive products and services to attract and retain users; the Company’s ability to keep up with rapid changes in technologies and Internet-enabled devices; the Company’s ability to leverage its user base to attract customers for our revenue-generating services; and the Company’s dependence on online advertising for a substantial portion of our revenues; and the Company’s ability to compete effectively. All information provided in this press release is as of the date of the press release, and Qihoo 360 undertakes no obligation to update any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although Qihoo 360 believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that its expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results. Further information regarding risks and uncertainties faced by Qihoo 360 is included in Qihoo 360’s filings with the U.S. Securities and Exchange Commission, including its final prospectus dated March 29, 2011.

About Non-GAAP Financial Measures

To supplement our financial results presented in accordance with U.S. GAAP, we use non-GAAP financial measure, which is adjusted from results based on U.S. GAAP to exclude share-based compensation expenses. Reconciliations of our non-GAAP financial measures to our U.S. GAAP financial measures are set forth in tables at the end of this earnings release, which provide more details on the non-GAAP financial measures.

Our non-GAAP financial information is provided as additional information to help our investors compare business trends among different reporting periods on a consistent basis and to enhance investors’ overall understanding of the historical and current financial performance of our continuing operations and our prospects for the future. Our non-GAAP financial information should be considered in addition to results prepared in accordance with U.S. GAAP, but should not be considered a substitute for or superior to U.S. GAAP results. In addition, our calculation of this non-GAAP financial information may be different from the calculation used by other companies, and therefore comparability may be limited.

For investor and media inquiries, please contact:

Qihoo 360 Technology Co. Ltd.

Tel:	+86 10-5878-1574

E-mail:	ir@360.cn

Christensen

Mr. Tip Fleming

Tel:	+852 9212 0684

E-mail:	tfleming@ChristensenIR.com

Qihoo 360 Technology Co. Ltd.

Condensed Consolidated Balance Sheets

(U.S. dollars in thousands, except for shares and per share data)

(Unaudited)

	December 31,	December 31,
	2010	2011
ASSETS
Current assets:
Cash and cash equivalents	60,505	343,731
Trading securities	—	231
Accounts receivable (net of allowance for doubtful accounts of $14 and $68 as of December 31, 2010 and December 31, 2011, respectively)	8,160	16,741
Prepaid expenses and other current assets	3,140	12,806
Inventory	3	2
Deferred tax assets — current	796	858
Total current assets	72,604	374,369
Property and equipment, net	3,306	16,665
Acquired intangible assets, net	5,546	7,854
Goodwill	3,918	4,580
Long-term investments	1,981	15,561
Other noncurrent assets	200	4,415
Deferred tax assets — noncurrent	253	514
TOTAL ASSETS	87,808	423,958
LIABILITIES
Current liabilities:
Accounts payable (including accounts payable of the consolidated VIEs without recourse to Qihoo 360 Technology Co. Ltd. of $1,383 and $5,872 as of December 31, 2010 and December 31, 2011, respectively)	1,387	5,872
Accrued expenses and other current liabilities (including accrued expenses and other current liabilities of the consolidated VIEs without recourse to Qihoo 360 Technology Co. Ltd. of $8,048 and $17,815 as of December 31, 2010 and December 31, 2011, respectively)	10,885	31,891
Amount due to related parties (including amount due to related parties of the consolidated VIEs without recourse to Qihoo 360 Technology Co. Ltd of nil and $1,025 as of December 31, 2010 and December 31, 2011, respectively	—	1,025
Income tax payable (including income tax payable of the consolidated VIEs without recourse to Qihoo 360 Technology Co. Ltd. of $92 and $3,635 as of December 31, 2010 and December 31, 2011, respectively)	127	7,312
Current portion of long-term payable (including current portion of long-term payable of the consolidated VIEs without recourse to Qihoo 360 Technology Co. Ltd. of $1,525 and $460 as of December 31, 2010 and December 31, 2011, respectively)	1,525	460
Total current liabilities	13,924	46,560
Deferred tax liabilities — noncurrent	512	507
Long-term payable (including long-term payable of the consolidated VIEs without recourse to Qihoo 360 Technology Co. Ltd. of $450 and $286 as of December 31, 2010 and December 31, 2011, respectively)	450	286
Deferred income-noncurrent (including deferred income-noncurrent of the consolidated VIEs without recourse to Qihoo Technology Co., Ltd of $nil and $1,589 as of December 31, 2010 and December 31, respectively	—	5,113
TOTAL LIABILITIES	14,886	52,466
Series A convertible participating redeemable preferred shares ($0.001 par value; 32,603,760 shares authorized; 32,603,760 shares issued and outstanding as of December 31, 2010 ; liquidations value $16,300 as of December 31, 2010)	20,107	—
Series B convertible participating redeemable preferred shares ($0.001 par value; 37,878,789 shares authorized; 37,878,789 shares issued and outstanding as of December 31, 2010; liquidations value $25,000 as of December 31, 2010)	29,193	—
Series C convertible participating redeemable preferred shares ($0.001 par value; 7,831,467 shares authorized, 7,831,467 issued and outstanding as of December 31, 2010 ; liquidation value $20,000 as of December 31, 2010)	20,900	—
EQUITY
Total Qihoo 360 Technology Co. Ltd. Shareholders’ equity	2,215	370,853
Noncontrolling interest	507	639
Total equity	2,722	371,492
TOTAL LIABILITIES, CONVERTIBLE PARTICIPATING REDEEMABLE PREFERRED SHARES AND EQUITY	87,808	423,958

Qihoo 360 Technology Co. Ltd.

Condensed Consolidated Statements of operations

(U.S. dollars in thousands, except for shares and per share data)

(Unaudited)

	Three Months Ended			Twelve Months Ended
	December 31, 2010	September 30, 2011	December 31, 2011	December 31, 2010	December 31, 2011
Revenues:
Internet services	19,398	47,289	62,169	53,790	166,961
Sales of third party anti-virus software	420	201	152	3,875	890
Total revenues	19,818	47,490	62,321	57,665	167,851
Cost of revenues:
Internet services	2,117	5,296	7,042	5,566	18,680
Sales of third party anti-virus software	129	53	38	1,185	238
Total cost of revenues	2,246	5,349	7,080	6,751	18,918
Subsidy income	89	9	8	266	151
Operating expenses:
Selling and marketing	2,803	8,943	10,251	12,603	46,836
General and administrative	2,246	5,551	6,772	5,051	19,054
Product development(a)	8,208	16,888	23,392	24,505	65,049
Total operating expenses	13,257	31,382	40,415	42,159	130,939

Income from operations	4,404	10,768	14,834	9,021	18,145
Interest income	107	846	1,194	415	2,594
Interest expense	(22)	(12)	(9)	(98)	(53)
Other income (expense)	(8)	(62)	—	(60)	(3)
Exchange gain (loss)	(107)	2,946	2,719	(267)	6,294
Impairment (loss) on long-term investment	—	—	(902)	—	(902)
Change on fair value of trading securities	—	(218)	(63)	—	(220)
Income before income tax expense and income (loss) from equity method investment	4,374	14,268	17,773	9,011	25,855
Income tax expense	(315)	(3,460)	(3,028)	(463)	(10,874)
Income (loss) from equity method investment	(57)	(271)	(392)	(57)	(437)

Net income	4,002	10,537	14,353	8,491	14,544

Less: Net loss attributable to noncontrolling interest	17	367	681	17	1,059

Net income attributable to Qihoo 360 Technology Co. Ltd.	4,019	10,904	15,034	8,508	15,603

(a): From Q3 2011, the Company changed the “Research and development expenses” to “Product development expenses” in the statements of operations. This is mainly because the business has been growing rapidly and along with the development of new products, the Company has devoted more resources in enhancing its existing products, by which the Company believes using “Product development expenses” will better reflect the nature of such expenses.

The Product development expenses include costs associated with new product development and enhancement for existing products, such as salaries and benefits, including share-based compensation expenses, costs of bandwidth and utilities, license and technical service fees, and depreciation of equipment and amortization of acquired intangible assets.

Qihoo 360 Technology Co. Ltd.

Condensed Consolidated Statements of Cash Flows

(U.S. dollars in thousands)

(Unaudited)

	Three-months period ended		Twelve-month periods ended
	December 31, 2010	December 31, 2011	December 31, 2010	December 31, 2011
Cash flows from operating activities:
Net income	4,002	14,353	8,491	14,544
Share-based compensation	1,188	9,226	4,006	47,989
Depreciation and amortization	490	1,635	1,344	4,227
Loss on equity method investment	57	392	57	437
Loss from impairment of intangible assets	—	87	—	87
Impairment on long-term investment	—	902	—	902
Loss from short-term investment	—	63	—	220
Provision of allowance for doubtful accounts	—	—	(32)	51
Changes in operating assets and liabilities	3,969	13,504	6,259	13,846
Net cash provided by operating activities	9,706	40,162	20,125	82,303
Cash flows from investing activities:	—	—	—	—
Purchase of property and equipment and intangible assets	(1,467)	(7,770)	(4,029)	(17,777)
Payment for the purchase of other assets	(352)	(463)	(1,039)	(1,571)
Consideration paid in connection with business acquisition	(23)	(815)	(2,619)	(487)
Capital contribution for investment	(448)	(5,971)	(1,366)	(14,976)
Net cash used in investing activities	(2,290)	(15,019)	(9,053)	(34,811)

Proceeds from issuance of Series C convertible participating redeemable preferred shares	—	—	20,000	—
Payment of issuance costs of Series C convertible participating redeemable preferred shares	—	—	(78)	—
Proceeds from initial public offering (net of cost)	(44)	(1,320)	(44)	231,701
Proceeds from exercise of stock option	—	20	375	20
Capital contribution from noncontrolling interest	—	—	—	1,559
Net cash (used in)/provided by financing activities	(44)	(1,300)	20,253	233,280

Effect of exchange rate changes	546	871	1,036	2,454
INCREASE IN CASH	7,918	24,714	32,361	283,226
CASH, BEGINNING OF PERIOD	52,587	319,017	28,144	60,505
CASH, END OF PERIOD	60,505	343,731	60,505	343,731

Reconciliations of Non-GAAP Financial Measures to Comparable GAAP Measures

	Three Months Ended December 31, 2010			Three Months Ended September 30, 2011			Three Months Ended December 31, 2011
	GAAP	Adjustment(b)	Non- GAAP	GAAP	Adjustment(b)	Non- GAAP	GAAP	Adjustment(b)	Non-GAAP

Operating expenses	$13,257	$(1,188)	$12,069	$31,382	$(8,641)	$22,741	$40,415	$(9,219)	$31,196

Income from operations	$4,404	$1,188	$5,592	$10,768	$8,645	$19,413	$14,834	$9,226	$24,060
Operating margin	22.2%		28.2%	22.7%		40.9%	23.8%		38.6%

Net income attributable to Qihoo 360 Technology Co. Ltd.	$4,019	$1,188	$5,207	$10,904	$8,645	$19,549	$15,034	$9,226	$24,260
Net margin	20.3%		26.3%	23.0%		41.2%	24.1%		38.9%
Diluted earnings per ADS	N/A		N/A	$0.09		$0.16	$0.13		$0.20

	Twelve-month periods ended December 31, 2010			Twelve-month periods ended December 31, 2011
	GAAP	Adjustment(b)	Non-GAAP	GAAP	Adjustment(b)	Non-GAAP

Operating expenses	$42,159	$(4,006)	$38,153	$130,939	$(47,973)	$82,966

Income from operations	$9,021	$4,006	$13,027	$18,145	$47,989	$66,134
Operation margin	15.6%		22.6%	10.8%		39.4%

Net income attributable to Qihoo 360 Technology Co. Ltd.	$8,508	$4,006	$12,514	$15,603	$47,989	$63,592
Net margin	14.8%		21.7%	9.3%		37.9%

(b): Adjustment to exclude the share-based compensation expense of each period.